Exhibit(a)(1)(D)

LETTER TO STOCKHOLDERS

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
May 22, 2015
Dear Stockholder:
No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the ”Offer”) by Priority Income Fund, Inc. (the”Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market. The Offer is for cash at a price equal to equal to $12.70 per share, which represents the Company’s net asset value per share as of March 31, 2015 (the “Purchase Price”), and is made upon terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on or before May 29, 2015 and end at 12:00 Midnight, Eastern Time, on June 26, 2015. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about July 6, 2015.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT $12.70 PER SHARE, WHICH PRESENTS THE COMPANY’S NET ASSET VALUE PER SHARE AS OF MARCH 31, 2015, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 39,657 Shares of our common stock held by stockholders as of the date of this Offer.
All requests to tender Shares must be received in good order by the Company, at the address below, by 12:00 Midnight, Eastern Time, on June 26, 2015.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Priority Income Fund, Inc. c/o Behringer Investor Services P.O. Box 2199768 Kansas City, MO 64121-9768 866-655-3650	Priority Income Fund, Inc. c/o Behringer Investor Services 430 West 7th Street Kansas City, MO 64105-1407 866-655-3650
If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.
Sincerely,
M. Grier Eliasek
Chief Executive Officer and President
Priority Income Fund, Inc.